UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 20, 2021

VELOCITY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40088	85-3388661
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

109 Old Branchville Road

Ridgefield, CT 06877

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 956-1969

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	VELOU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	VELO	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	VELOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 20, 2021, Velocity Acquisition Corp., a Delaware corporation (“Velocity” or the “Company”), entered into a business combination agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with VBLG Merger Sub, Inc., a wholly-owned subsidiary of Velocity (“Company Merger Sub”), VBLG Blocker Merger Sub, LLC, a wholly-owned subsidiary of Velocity (“Blocker Merger Sub”), BBQ Holding, LLC (“BBQ”), BVP BBQ Blocker, LP (“Blocker”) and BVP BBQ General Partner, LLC, the general partner of Blocker and the representative of the equityholders of BBQ and Blocker (“BVP GP”). Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with applicable law, (i) Blocker Merger Sub will merge with and into Blocker with Blocker surviving the merger as a wholly-owned subsidiary of Velocity (the “Blocker Merger”), (ii) immediately thereafter, Blocker will merge with and into Velocity with Velocity surviving the merger (the “Velocity Merger”), and (iii) immediately thereafter, Company Merger Sub will merge with and into BBQ with BBQ surviving the merger as a wholly-owned subsidiary of Velocity (the “Company Merger”). The Blocker Merger, the Velocity Merger, the Company Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination” and the closing date of the Business Combination is hereinafter referred to as the “Closing.” Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. In addition, references herein to “Pubco” shall mean the Company as of the time following such change of name.

Upon the closing of the Business Combination, Pubco will own a number of common units of BBQ (the “LLC Units”) equal to the number of shares of Class A common stock of Pubco (the “Class A Common Stock”) outstanding (including the number of shares of Class A Common Stock held by Velocity’s public stockholders and the number of shares of Class A Common Stock held by Velocity Sponsor, LLC (the “Sponsor”) (for which any class B common stock currently held by the Sponsor that are not forfeited pursuant to the terms of the Sponsor Letter Agreement (defined below) will convert (such shares, the “Founder Shares”)). In addition, (i) the equityholders of BBQ (other than Blocker and holders of existing Class B Units) will receive (x) a number of LLC Units, (y) a number of shares of Class B common stock of Pubco (the “Class B Common Stock”) with each LLC Unit having a value of $10.00 and each share of Class B Common Stock being non-economic, and (z) the right to receive a pro rata portion of the Earn Out Securities (specifically LLC Units and Class B Common Stock) described below, (ii) Blocker will receive (x) a number shares of Class A Common Stock each having a value of $10.00 and (y) the right to receive a pro rata portion of the Earn Out Securities (specifically Class A Common Stock) described below, and (iii) with respect to each Class B Unitholder, 25% of the outstanding Class B Units held by such Class B Unitholder as of immediately prior to the Effective Time will be vested in connection with and contingent upon the Closing (“Vested Class B Units”), and the remaining 75% of the outstanding Class B Units held by such Class B Unitholder (“Unvested Class B Units”) will be, as shall be determined by the Management Board (as defined in the Company LLC Agreement), either (x) cancelled and converted into equity awards with respect to Velocity Common Stock subject to, but not granted under, the New Equity Plan in such form, and subject to such vesting and other terms and conditions as shall be determined by the Management Board, or (y) converted into other LLC Units, subject to the same vesting terms as in effect prior to the Closing. The aggregate value of all shares of Class A Common Stock, Class B Common Stock and LLC Units to be issued to the existing BBQ equityholders at the closing of the Business Combination (excluding the value of the Earn Out Securities) will be $687,000,000. The aggregate value of all shares of common stock outstanding of Pubco at the closing of the Business Combination will be $963,000,000.

Each share of Class A Common Stock and Class B Common Stock shall entitle the holder thereof to one vote, but only the shares of Class A Common Stock and not the Class B Common Stock will be entitled to receive dividends if and when declared.

Subject to the terms and conditions of an Exchange Agreement to be executed at the closing of the Business Combination, each share of Class B Common Stock and each LLC Unit held by the existing BBQ equityholders may be exchanged for one share of Class A Common Stock.

In addition, upon the closing of the business combination, the Company will deposit a number of shares of Class A Common Stock, Class B Common Stock and LLC Units (the “Earn Out Securities”) into escrow for the benefit of the pre-closing BBQ equityholders which shall be released as follows: (i) 2,500,000 of the Earn Out Securities shall be released if, at any time following the Closing but prior to the expiration of the five (5) year period following the Closing (the “Earn Out Period”), the reported closing sale price of the Class A Common Stock equals or exceeds $12.50 per share for 20 out of any 30 consecutive trading days (“Triggering Event I”), (ii) 2,500,000 of the Earn Out Securities shall be released if, during the Earn Out Period, the reported closing sale price of the Class A Common Stock equals or exceeds $15.50 per share for 20 out of any 30 consecutive trading days (“Triggering Event II”), and (iii) 2,500,000 of the Earn Out Securities shall be released if, during the Earn Out Period, the reported closing sale price of the Class A Common Stock equals or exceeds $17.50 per share for 20 out of any 30 consecutive trading days (“Triggering Event III” and, together with Triggering Event I and Triggering Event II, the “Triggering Events”). In the event there is a Company Sale during the Earn Out Period that will result in the holders of Class A Common Stock receiving a Company Sale Price equal to or in excess of the applicable price per share attributable to any Triggering Event, then any Earn Out Securities held by such equityholders will be released and the holders of such Earn Out Securities will be eligible to participate in such Company Sale. Each holder of Vested Class B Units shall receive an equity award subject to, but not granted under the New Equity Plan, in such form as shall be determined by the Management Board, with respect to a number of Earn Out Securities such holder is entitled to receive in connection with the Business Combination, with such equity award to vest in a manner consistent with the first and second sentences of this paragraph, subject to the holder’s continuous employment with the Company through each applicable vesting date and such other terms and conditions as shall be determined by the Management Board, and (ii) each holder of Unvested Class B Units shall receive an equity award subject to, but not granted under the New Equity Plan, in such form as shall be determined by the Management Board, with respect to a number of Earn Out Securities such holder is entitled to receive in connection with the Business Combination, with such equity award to vest in a manner consistent with the first and second sentences of this paragraph and in accordance with the vesting schedule that would apply to such holder’s Unvested Class B Units without regard to the treatment of Unvested Class B Units provided for by the Business Combination Agreement (as described above) and subject to such other terms and conditions as shall be determined by the Management Board. In the event that a Triggering Event does not occur, the applicable number of Earn Out Securities will be cancelled by Velocity. For so long as the Earn Out Securities are held in the escrow, the Earn Out Securities shall be entitled to vote.

Following the Business Combination, the combined company will be organized in umbrella partnership-C-corporation (“Up-C”) structure. Prior to the Business Combination, BBQ is the parent company of the BBQ business. In connection with the Business Combination, Velocity will become the general partner of BBQ and hold 100% of the voting power of BBQ. The interests in BBQ held by the existing equityholders of BBQ will be generally non-voting, but the equityholders will receive a proportionate number of non-economic voting shares in Pubco (being the shares of Class B Common Stock). Pubco’s sole direct asset will be equity interests of BBQ and substantially all of the assets and business of Pubco will be held indirectly through BBQ. At the Closing, BBQ and its current equityholders will amend and restate the limited liability company agreement of BBQ (the “Amended LLC Agreement”) in its entirety to, among other things, provide the holders of LLC Units the right to redeem their LLC Units for cash or, at Pubco’s option, Class A Common Stock, in each case subject to certain restrictions set forth therein.

The consummation of the Business Combination is subject to customary conditions, including, among other things, (i) the approval of the Business Combination Agreement by the stockholders of Velocity, (ii) Velocity having an aggregate cash amount of at least $150,000,000 available at Closing from Velocity’s trust account (the “Minimum Cash Condition”) (which may be waived by BBQ), and (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”).

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Velocity and BBQ and their subsidiaries prior to the Closing.

The Business Combination Agreement may be terminated by BBQ or Velocity under certain circumstances, including, among others, (i) by mutual written consent of BBQ and Velocity, (ii) by either BBQ or Velocity if the Closing has not occurred on or before January 20, 2022, and (iii) by BBQ or Velocity if either Velocity or BBQ has not obtained the required approval of its stockholders.

The foregoing description of the Business Combination Agreement, the Exchange Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Velocity, BBQ or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Investor Rights Agreement

At the Closing of the Business Combination, BVP GP will enter into an Investor Rights Agreement (the “Investor Rights Agreement”) with Pubco. Under the Investor Rights Agreement, the BVP GP will have the right to designate a certain number of individuals for nomination by the board to be elected by Pubco’s stockholders based on the percentage of the voting power of the outstanding Class A Common Stock, and Class B Common Stock beneficially owned by BVP GP, its affiliates, any limited liability company, limited partnership, corporation or other entity formed or controlled by or on behalf of BVP GP and its affiliates, or any director, member, manager, partner, principal, officer or consultant of BVP GP or its affiliates (the “BVP Entities”), in the aggregate, as follows: (i) for so long as the BVP Entities beneficially own at least 50% of the aggregate voting power of Pubco, the BVP Entities will have the right to nominate five (5) directors; (ii) for so long as the BVP Entities beneficially own less than 50% and equal to or greater than 35% of the aggregate voting power of Pubco, the BVP Entities will have the right to designate four (4) directors; (iii) for so long as the BVP Entities beneficially own less than 35% and equal to or greater than 25% of the aggregate voting power of Pubco, the BVP Entities will have the right to designate three (3) directors; (iv) for so long as the BVP Entities beneficially own less than 25% and equal to or greater than 15% of the aggregate voting power of Pubco, the BVP Entities will have the right to designate two (2) directors and (v) for so long as the BVP Entities beneficially own less than 15% and equal to or greater than 5% of the aggregate voting power of Pubco, the BVP Entities will have the right to designate one (1) director. In addition, as long as the BVP Entities collectively beneficially own at least 5% of the outstanding Common Stock, such BVP Entities will also have the right to designate or remove a board observer and certain information rights.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Investor Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 hereto, and incorporated by reference herein.

Registration Rights Agreement

At the Closing of the Business Combination, BBQ equityholders will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Velocity and Sponsor containing customary registration rights for the equityholders party to the agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated by reference herein.

Tax Receivable Agreement

At the Closing of the Business Combination, Velocity will enter into a tax receivable agreement (the “Tax Receivable Agreement”), by and among Velocity, BBQ, the BBQ equityholders, the Blocker equityholders and certain other parties thereto. Pursuant to the Tax Receivable Agreement, Velocity will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of (i) Velocity’s allocable share of existing tax basis acquired in this offering, (ii) any increases in Velocity’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of BBQ as a result of sales or exchanges of LLC Units in connection with or after this offering, (iii) Velocity’s utilization of certain tax attributes of the Blocker (including the Blocker’s allocable share of existing tax basis) and (iv) certain other tax benefits related to the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. Velocity’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Tax Receivable Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement, filed as Exhibit 2.1 hereto, and incorporated by reference herein.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of Velocity entered into an Agreement (the “Sponsor Letter Agreement”) with Velocity, pursuant to which the Sponsor and such insiders agreed to vote all the Founder Shares beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Business Combination and the other transactions contemplated thereby, to vote against any change in business, management or board of directors of Velocity other than in connection with the Business Combination, and not to redeem any of their shares.

In connection with the Business Combination, (a) the Sponsor additionally agreed to forfeit up to 20% of its Founder Shares if the amount of available cash delivered by Velocity Sponsor from Velocity’s trust account is less than $200,000,000 (the “Minimum Cash Forfeiture”). The actual number of Founder Shares forfeited will be determined by multiplying (x) 1,150,000 by (y) a fraction, (i) the numerator of which is the difference between $170,000,000 minus the cash delivered from the trust account at Closing (after satisfying any redemptions) and (ii) the denominator of which is $50,000,000 and (b) if the Velocity Transaction Costs (excluding the costs of the premium of the D&O Tail), as of immediately prior to the Closing, are greater than $17,500,000, the Sponsor additionally agreed to: (x) forfeit such number of Founder Shares having a value equal to such excess (with such Founder Shares valued at $10.00 per share) or (y) pay such excess in cash to BBQ concurrently with the Closing for no further consideration (the “Transaction Costs Forfeiture”).

The Sponsor also agreed to subject up to 20% of its Founder Shares after giving effect to the Minimum Cash Forfeiture and the Transaction Costs Forfeiture (such shares, the “Sponsor Earnout Shares”) to the following vesting conditions: (i) 50% of the Sponsor Earnout Shares shall be released upon the occurrence of Triggering Event I or a Company Sale where the Company Sale Price for acquisition of the Class A Common Stock is greater than or equal to $12.50 per share of Class A Common Stock; and (ii) the remaining 50% of the Sponsor Earnout Shares shall be released upon the occurrence of Triggering Event II or a Company Sale where the Company Sale Price for acquisition of the Class A Common Stock is greater than or equal to $15.00 per share of Class A Common Stock. In the event that Triggering Event I or Triggering Event II does not occur, the applicable number of Earn Out Securities will be returned to the Company (and either placed into treasury or retired, in the discretion of the Company).

The Sponsor and the other Company insiders party to the agreement also agreed not to transfer, except in limited circumstances, (i) any Founder Shares (or any shares of Velocity Class A common stock issuable upon conversion thereof) until the earlier of (A) 180 days after the Closing or (B) the date on which Velocity completes a liquidation, merger or similar transaction that results in all Velocity stockholders having the right to exchange Class A Common Stock for cash, securities or other property, and (ii) any Private Placement Warrants until 30 days after the Closing. In the event that the Company waives, releases, or terminates the lockup provisions of the Company’s amended and restated certificate of incorporation (to be adopted upon the consummation of the Business Combination) applicable to BBQ equity holders with respect to any shares or holders, then the holders of the Founder Shares subject to the Sponsor Letter Agreement will be granted a pro rata share in such waiver, release or termination.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Business Combination Agreement” is incorporated by reference herein. Certain shares of common stock issuable in connection with the consummation of the transactions contemplated by the Business Combination Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On July 20, 2021, the Company issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation that will be used by the Company with respect to the transactions contemplated by the Business Combination Agreement.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Velocity Acquisition Corp., 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Garrett Schreiber, (201) 956-1969.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on February 5, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Velocity Acquisition Corp., 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Garrett Schreiber, (201) 956-1969. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

BBQ and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and BBQ’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and BBQ’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the Closing. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and BBQ’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and BBQ following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of Pubco’s common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that BBQ or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) Pubco’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on BBQ’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of July 20, 2021, by and among Velocity Acquisition Corp., VBLG Merger Sub, Inc., VBLG Blocker Merger Sub, LLC, BBQ Holding, LLC, BVP BBQ Blocker, LP and BVP BBQ General Partner, LLC (as the Seller Representative)
10.1	Sponsor Agreement, dated as of July 20, 2021, by and among Velocity Sponsor, LLC, BBQ Holding, LLC and certain of Velocity Sponsor, LLC’s equityholders
99.1	Press Release, dated July 20, 2021.
99.2	Investor Presentation, dated July 20, 2021.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELOCITY ACQUISITION CORP.

	By:	/s/ Garrett Schreiber
	Name:	Garrett Schreiber
	Title:	Chief Financial Officer

Date: July 20, 2021